

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2025

Joel Latham
Chief Executive Officer
Incannex Healthcare Inc.
Suite 105, 8 Century Circuit Northwest
NSW 2153 Australia

> **Re: Incannex Healthcare Inc.**
> **Registration Statement on Form S-3**
> **Filed March 24, 2025**
> **File No. 333-286047**

Dear Joel Latham:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed March 24, 2025

General

1. Given the size and nature of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act and registered on Form S-3. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

2. We note your references in your prospectus to an "alternative cashless exercise" feature in the Series A Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise

price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout by removing the references to "alternative cashless exercise" and exclusively use the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms or the cashless exercise terms of the warrants.

3.   We note your disclosure here that you are only registering 54,397,715 shares of common stock issuable upon exercise of the Series A Warrants. However, your preliminary proxy filed on March 18, 2025 indicates, "[i]f the Warrant Stockholder Approval is not obtained, the Series A Warrants will not be exercisable." Please update your disclosure to state your Series A Warrants are not currently exercisable or otherwise advise.

Prospectus Summary
2025 Private Placement, page 1

4.   We note that your Series A Warrants contain an adjustment provision which is subject to a floor price as well as an alternative cashless exercise provision. Please review and revise the disclosure here to provide investors, in plain English, a clear and concise presentation of essential information about the material terms of the Series A Warrants. For example, only, if accurate, please revise your disclosure to clarify the adjustment provision could result in the number of shares of common stock underlying the warrants to increase as your stock price falls subject to the floor price, resulting in up to a tenfold increase in the number of shares underlying the warrants from 11,574,090 shares to 115,740,900 shares. In addition, it appears the alternative cashless exercise provision can be used in concert with the adjustment provision, compounding the potential dilution, resulting in an additional three times the number of shares underlying the warrants, or 347,222,700 shares. Please clarify this point or otherwise advise.

Risk Factors, page 6

5.   We note you are registering for resale 65,971,805 shares of common stock and your disclosure on page 2 that you could potentially issue 347,222,700 shares of common stock, assuming the full alternative cashless exercise of the Series A Warrants at the floor price. Given the nature of the offering, including the size of the shares you are registering for resale relative to your number of outstanding shares, please add risk factors discussing risks associated with the downward pricing pressure from the resale of these securities and the significant potential dilution from the alternative cashless exercise of the Series A Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon exercise of the warrants.

6.   We note that your common stock has been trading at less than $1.00 since March 6, 2025. Please include a risk factor describing the material risk that your common

shares could be delisted by Nasdaq if you are unable to maintain a minimum price of $1.00 per share.

7.   Please include a risk factor addressing short-selling generally and indicate whether the Securities Purchase Agreement relating to the March 10, 2025 private placement contains a prohibition against short sales between the date the private placement closed and the date the related stockholder approvals are obtained.

Use of Proceeds, page 9

8.   With reference to your disclosure on page 1, we note that (i) your Pre-Funded Warrants are exercisable (in cash or by cashless exercise) for shares of Common Stock for a nominal exercise price of $0.0001 per Pre-Funded Warrant Share and (ii) your Series A Warrants provide an alternative cashless exercise provision where you would not receive any cash proceeds from the exercise. Accordingly, please supplement your disclosure here by discussing how these provisions may likely limit the amount of proceeds you will receive from any exercise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences